LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

Exemption Report
Required under 17a-5(d)(4)

January 17, 2023

Lewis Young Robertson & Burningham, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R § 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2022 the firm:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c-2-4:

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule 15c3-3

I, Laura D. Lewis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Laura D. Lewis

Laura D. Lewis
Principal/Owner

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101

TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM